--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
   Fleming        Standish          M.          Triangle Pharmaceuticals, Inc. (VIRS)          ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Identification   4. Statement for       ---- title           ---- (specify
                                                Number of Reporting        Month/Year               below)               below)
   c/o Forward Ventures                         Person, if an entity                          -----------------  ------------------
   9255 Towne Centre Drive, Suite 300           (Voluntary)                March 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,        (check applicable line)
                                                                           Date of Original   X  Form filed by One Reporting Person
   San Diego     California        92121                                   (Month/Year)       ___Form filed by More than One
                                                                                                 Reporting person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)                   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3/2/99       J(1)    V       4,147       A                    87,975           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3/2/99       J(1)    V       2,047       A                     2,047(2)        I   By family
                                                                                                                      trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3/2/99       J(1)    V       2,047       A                     2,775*(3)       I   By children's
                                                                                                                      trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3/2/99       J(1)    V       2,175       A                     2,175*(4)       I   By limited
                                                                                                                      partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       3/2/99       J(1)    V     100,000       D                   925,000*(5)       I   By general
                                                                                                                      partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    233,663*(6)       I   By general
                                                                                                                      partnership
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If this form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                              Code    V        (A)        (D)        cisable   Date
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

Explanation of Responses:

 * Mr Fleming disclaims beneficial ownership of these shares other than to the extent of his individual partnership and member pecuniary interests.

(1) Represents a distribution of 100,000 shares made by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner.

    In prior reports, Mr. Fleming has reported beneficial ownership of the distributed shares.

(2) Represents shares held by the Fleming Family Trust, of which Mr. Fleming is a co-trustee.

(3) Represents all shares held by the Fleming Family Children's Trust, of which Mr. Fleming is a co-trustee.

(4) Represents all shares held by Forward II Associates, L.P. (to the extent of its own partnership interest in Forward Ventures II, L.P).

(5) Represents all shares held by Forward Ventures II, L.P.

(6) Represents all shares held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member.


/s/ STANDISH M. FLEMING                4/12/99
-----------------------------------  -----------
**Signature of Reporting Person       Date


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                        Page 2
                                                               SEC 1474 (7-97)